UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-14793

THE FIRSTBANK 401 (K) RETIREMENT PLAN FOR RESIDENTS OF PUERTO RICO

(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

FIRST BANCORP.

1519 Ponce de León Avenue, Stop 23

Santurce, Puerto Rico 00908-0146

(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Financial Statements and Supplemental Schedules

December 31, 2012 and 2011

[1]	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

We have audited the accompanying statements of assets available for benefits of The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (the Plan) as of December 31, 2012, and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2012 and the changes in assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at Year End) as of December 31, 2012 and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

San Juan, Puerto Rico

July 1, 2013

Stamp No. E78975 of the Puerto Rico Society of Certified

Public Accountants was affixed to the

record copy of this report.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

FirstBank 401(K) Retirement Plan for Residents of Puerto Rico

In our opinion, the accompanying statement of net assets available for benefits present fairly, in all material respects, the net assets available for benefits of FirstBank 401(K) Retirement Plan for Residents of Puerto Rico (the “Plan”) at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Juan, Puerto Rico

June 28, 2012

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Statements of Assets Available for Benefits

December 31, 2012 and 2011

	As of December 31,
	2012	2011
Assets
Investments
Investments, at fair value	$25,671,841	$21,988,355

Receivables
Employer contribution	10	—
Notes receivable from participants	1,936,453	1,753,800

Total receivables	1,936,463	1,753,800

Cash and cash equivalent	174,570	146,514

Total assets available for benefits	$27,782,874	$23,888,669

The accompanying notes are an integral part of these financial statements.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Statement of Changes in Assets Available for Benefits

December 31, 2012

Year ended
December 31,
2012
Additions to assets attributed to:
Investment income
Net appreciation in fair value of investments	$1,781,588
Dividends and interest income	694,482

Total investment income	2,476,070

Interest income on notes receivable from participants	99,489

Contributions
Participants	2,197,312
Employer	368,766
Rollovers from other qualified plans	91,914

Total contributions	2,657,992

Total additions	5,233,551

Deductions from assets attributed to:
Benefits and withdrawals paid to participants, including rollover distributions	1,320,726
Administrative expenses	18,620

Total deductions	1,339,346

Net increase	3,894,205

Assets available for benefits
Beginning of year	23,888,669

End of year	$27,782,874

The accompanying notes are an integral part of these financial statements.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2012 and 2011

1.	Description of the Plan

Reporting Entity

The accompanying financial statements include the assets of The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico (the “Plan”) sponsored by FirstBank Puerto Rico (the “Bank”) for its Puerto Rico employees only. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which became effective in 1965, and was amended in 1977, to comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and as of January 1, 1985, to comply with the requirements of the Retirement Equity Act of 1984 (REACT). Accordingly, the Plan is subject to the provisions of ERISA. Effective September 1, 1991, the Plan was further amended to become a savings plan under the provisions of the Puerto Rico Code, as amended. The Plan was created for the purpose of providing retirement benefits to employees and to encourage and assist them in adopting a regular savings plan that qualifies under the applicable laws of the Commonwealth of Puerto Rico.

Plan Amendments

Some of the provisions of the Puerto Rico Code of 2011 (“PR Code”) became effective on January 1, 2012, that required an amendment to the Plan including:

A new annual limit on employee compensation used for benefit accruals, calculation of plan contributions, and nondiscrimination testing. This limit shall not exceed the dollar limit determined under the U.S. Internal Revenue Code Section 401(a)(17), including cost of living adjustments. This limit was $250,000 for the tax year ended December 31, 2012.

A new definition of Highly Compensated Employee in accordance with Section 1081.01(D)(3)(e)(iii) of the PR Code which includes: any employee who (a) is an officer, (b) is a shareholder who owns more than 5% of the employer’s voting stock or of the total value of all classes of the employer stock, or (c) received from the preceding Plan Year more than the amount of compensation determined under Section 414(q)(1)(B) of the U.S. Internal Revenue Code ($115,000 for the tax year ended December 31, 2012).

The maximum annual contribution permitted for a year cannot exceed the lesser of : (a) $49,000 adjusted annually as provided in U.S. Internal Revenue Code Section 415(d), or (b) 100% of the Participant’s Compensation for such year.

Effective for loans originating on or after January 1, 2012, participant loans will be treated as a taxable distribution if by its terms, and in operation, the loan is: (1) not substantially level amortized with payments not less frequently than quarterly, and (2) not repaid within five years (or such other time as provided by the Plan for loans for the purchase of the participant’s principal residence).

Eligibility

All full-time employees of the Bank and its wholly owned Puerto Rico subsidiaries are eligible to participate in the Plan after completion of three months of service for purposes of making elective deferral contributions and one year of service for purposes of sharing in the Bank’s matching, qualified matching and qualified non-elective contributions. Furthermore, regular part time employees are also eligible if the criteria of 1,000 hours of service is met.

Employees hired on or after September 1, 2007 will be automatically enrolled in the Plan after completion of three months of services unless the employee makes an election to waive participation in the Plan by completing an Election Form at least 30 days before the enrollment date. If the employee does not complete the Election Form within the mentioned period, the employee will be automatically enrolled in

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2012 and 2011

the Plan with an initial pre-tax contribution equivalent to 2% of his/her period eligible compensation and the contribution will be invested in a predetermined fund until subsequent election is made by the participant.

Contributions

Participants are permitted to contribute up to an amount not to exceed the maximum deferral amount specified by the PR Code of $13,000 for the tax year ended December 31, 2012. Also, the participant may make voluntary contributions to the Plan on an after-tax basis up to 8% . The Bank is required to make a matching contribution of twenty-five cents for every dollar on the first 4% of the participants’ eligible compensation that a participant contributes to the Plan on a pre-tax basis. In addition, the Bank may voluntarily make additional discretionary contributions to the Plan at the end of the year to be distributed among the accounts as established in the Plan. Investment of participants’ and employer’s contributions are directed by participants into various investment options, which include several mutual funds and the common stock of First BanCorp, the Bank’s parent company. The Plan allows for rollover contributions from other qualified plans.

Participants over age 50 are permitted to make an additional $1,500 pre-tax contribution after contributing the Plan limit of $13,000 of their pre- tax annual compensation.

Effective January 1, 2013, pre-tax annual contributions increased to $15,000.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Bank’s contributions and (b) Plan earnings. Allocations are based on (a) the participant’s contributions in the case of matching contributions, (b) a discretionary percentage of the participant’s contribution in the case of discretionary contributions, and (c) account balances in each investment option in the case of plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Bank’s contribution portion of their account is based on years of continuous service. A participant is 100% vested after five years of credited service.

Vesting schedule for the Bank’s matching and additional discretionary contribution is as follows:

Years of	Vested
Service	Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5 or more	100%

Notes receivable from Participants

Under the terms of the Plan, participants are allowed to borrow from their accounts up to 50% of their vested account balance or $50,000, whichever is less. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participants Loan account. Loans are secured by the balance in the participants’ accounts and bear interest at the rate determined by the Plan administrator at the time the loan is granted. At the end of both December 31, 2012 and 2011 the interest rates of these loans ranged from 5.25% to 10.25% (weighted average 5.37% as of December 31, 2012, 5.51% as of December 31, 2011), and are due at various maturity dates through December 28, 2017. Principal and interest is paid ratably through biweekly payroll deductions.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2012 and 2011

Payment of Benefits

Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his or her contributions. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

All distributions from the Plan will be made in a single lump-sum payment. If the value of the vested account is more than $5,000, the participant may elect to defer any benefit payable under the Plan until a specified future date.

Plan Expenses and Administration

Bank and participant contributions were held by Charles Schwab as custodian and managed by Milliman USA, Inc. as plan recordkeeper, both appointed by the Board of Directors of the Bank. The custodian invests cash received, interest and dividend income and makes distributions to participants.

Administrative expenses for the custodian’s and recordkeeper’s fees are paid by the Bank unless there are forfeitures available to offset such expenses. For the year ended December 31, 2012 the Bank paid on behalf of the Plan $46,130 in administrative fees and other services rendered by the plan recordkeeper and $50,000 for investment advisory to a third-party consultant.

Forfeitures

Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Bank contributions or used to cover administrative expenses of the Plan, refer to Note 8 for further detail.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board updated the Codification to develop common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards (IFRSs). The amendments in this Update apply to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s shareholders’ equity in the financial statements and result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. The amendments in this Update are to be applied prospectively and are effective during interim and annual periods beginning after December 15, 2011. Early application is not permitted. The Plan adopted this guidance with no impact on the financial statements.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting policies generally accepted in the United States of America. A description of the significant accounting policies of the plan follows.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2012 and 2011

Contributions

Employee contributions are recorded in the period in which the Bank makes payroll deductions from the participants’ compensation. Matching employer’s contributions are recorded in the same period. Discretionary contributions are recorded in the period they are earned by the participant, as determined by the Bank’s Board of Directors.

Transfer of Assets to Other Plans

Terminated employees or retirees may elect to transfer their savings to other plans qualified by the Puerto Rico Department of Treasury.

Investments Valuation and Income Recognition

The Plan’s investments in mutual funds and common stock of First BanCorp are stated at fair value. See Note 4 for further information regarding valuation of the Plan’s investments. The Plan presents in the statement of changes in assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Notes receivable from participants

Under the terms of the Plan, the participants are allowed to borrow from their accounts up to 50% of their vested account balance or $50,000, whichever is less. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan account at the time the employee signs for the loan. The outstanding loan amount is reduced with payroll retentions made by the employer. Loans bear interest at the rate determined by the Plan administrator at the time the loan is granted. Any terminated employee is required to liquidate his loan before his resignation.

Payment of Benefits

Benefits are recorded when paid.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2012 and 2011

3.	Plan Investments

The following presents the Plan’s investments:

	2012			2011
	Value		# of shares	Value		# of shares
First BanCorp. Common stock	$668,262		145,909	$409,229		117,184
Ameristock Fund	1,922,319	*	50,521	1,724,447	*	49,032
MainStay Large Cap Growth A Fund	64,780		8,370	4,235		617
Calamos Growth & Income Fund	932,981		29,385	773,829		25,165
Dodge & Cox Balanced Fund	—		—	2,400,382	*	35,588
Fidelity Spartan Extended Mkt. Index	939,593		23,543	720,317		20,314
FMI Focus	17,331		559	18,178		646
Harbor Bond Institutional Class Fund	2,555,965	*	204,805	2,080,458	*	170,669
Harbor Bond Institutional
International Class Fund	2,985,617	*	48,062	2,540,173	*	48,430
Royce Pennsylvania Mutual Fund	1,939,608	*	168,662	1,812,582	*	168,456
Schwab Value Advantage Money Fund	6,011,319	*	6,011,319	5,827,235	*	5,827,235
Vanguard Wellington Income Fund	3,214,762	*	94,999	—		—
Vanguard S&P 500 Index	4,419,304	*	40,723	3,677,290	*	38,445

	$25,671,841			$21,988,355

*	Investment exceeds five percent of assets available for benefits.

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,781,588 as follows:

Mutual Funds	$1,630,766
Common stock - First BanCorp.	150,822

$1,781,588

Effective March 5, 2012, the Plan added one new investment fund and deleted one existing investment fund from its overall investment portfolio as follows:

New Investment Funds

Vanguard Wellington Income Fund

Investment Funds No Longer Available

Dodge & Cox Balanced Fund

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2012 and 2011

4.	Fair Value Measurements

The FASB authoritative guidance for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This guidance also establishes a fair value hierarchy for classifying financial instruments. The hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. Three levels of inputs may be used to measure fair value:

Level 1	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2012 and 2011

As of December 31, 2012 and 2011, the Plan’s investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy.

	As of December 31, 2012
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Assets at Fair Value
Investments in mutual funds:
Large Cap	$7,339,384	$—	$—	$7,339,384
Mid Cap	939,593	—	—	939,593
Small Cap	1,956,939	—	—	1,956,939
International	2,985,617	—	—	2,985,617
Fixed Income	8,567,284	—	—	8,567,284
Balanced	3,214,762	—	—	3,214,762
Investment in First BanCorp.	668,262	—	—	668,262
Investcash Money Market	28,917	—	—	28,917

	$25,700,758	$—	$—	$25,700,758

	As of December 31, 2011
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Assets at Fair Value
Investments in mutual funds:
Large Cap	$6,179,801	$—	$—	$6,179,801
Mid Cap	720,317	—	—	720,317
Small Cap	1,830,760	—	—	1,830,760
International	2,540,173	—	—	2,540,173
Fixed Income	7,907,693	—	—	7,907,693
Balanced	2,400,382	—	—	2,400,382
Investment in First BanCorp.	409,229	—	—	409,229
Investcash Money Market	23,494	—	—	23,494

	$22,011,849	$—	$—	$22,011,849

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Equity securities: Investment in First BanCorp. consists of common stock of First BanCorp. and is valued at its quoted market price obtained from an active exchange market. These securities are classified as Level 1.

Mutual Funds: Investments in mutual funds consists of open-end mutual funds and the value is based on the published mutual fund Net Asset Value at the reporting date. These investments are classified as Level 1.

There were no transfers in and /or out of Level 3 for financial instruments measured at fair value on a recurring basis during the years ended December 31, 2012 and 2011. There were no transfers in and/or out of Level 1 and Level 2 during the years ended December 31, 2012 and 2011.

5.	Party In-Interest Transactions

Certain plan investments consist of shares of a mutual fund with market value of $6,011,319 (2011 - $5,827,235) and cash equivalents of $28,917 (2011 - $23,494) managed by The Charles Schwab

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2012 and 2011

Trust Company, which is also a provider of custodial services as defined by the Plan since April 1, 2005. In addition, at December 31, 2012 and 2011, the Plan held 145,909 and 117,184 units, with a quoted market value of $668,262 and $409,229, respectively, of First BanCorp common stock, the parent company of the Plan Sponsor. For the year ended December 31, 2012, the Plan did not receive any dividend income related to First BanCorp common stock and the net appreciation in the fair value of the investment in First BanCorp common stock amounted to $150,822. Plan assets include Notes receivable from participants of $1,936,453 and $1,753,800 as of December 31, 2012 and 2011, respectively. For the year ended December 31, 2012 interest income related to notes receivable from participants amounted to $99,489. These transactions qualify as party-in-interest transactions permitted under the provisions of ERISA.

6.	Tax Status

The Puerto Rico Department of Treasury has determined and informed the Bank under letter dated October 11, 2010 that the Plan is designed in accordance with the applicable sections of the PR Code and, therefore, exempt from income taxes. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by federal, state and/ or local taxing authorities. The plan administrator has analyzed the tax positions by the plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

During 2012, the plan administrator discovered an operational compliance issue with the Plan and is in the process of determining whether an additional contribution by the Plan Sponsor is required to resolve this operational compliance issue. However, such amount is not currently determinable and, therefore, no associated additional sponsor contribution receivable has been recorded as a receivable of the Plan in the accompanying statement of assets available for benefits at December 31, 2012.

7.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

8.	Forfeited Amount

Forfeited non-vested accounts amounted to $1,997 at December 31, 2012 ($10,407 at December 31, 2011). These accounts are transferred by the Plan administrator to an unallocated account to be used to cover administrative expenses of the Plan or reduce the Bank’s future contributions. Forfeitures amounting to $12,179 was used to cover administrative expenses during 2012.

9.	Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults and credit rating downgrades. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term would materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits and the statement of changes in assets available for benefits.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Notes to the Financial Statements

December 31, 2012 and 2011

The Plan is subject to legal proceedings and claims which might arise in the ordinary course of its activities. At this time, there are no legal proceedings against the Plan that might impact the financial statements.

10.	Additional Contributions

No additional discretionary contributions were made for the years ended December 31, 2012 and 2011. In addition, as a result of the Plan’s non-compliance with its non-discrimination test for the year ended December 31, 2012, the Bank agreed to contribute $10 to non-highly compensated participants to satisfy contribution requirements, no additional contributions for the year ended December 31, 2011 were required. At December 31, 2012, these additional contributions were recorded as employer contribution receivables in the statement of assets available for benefits and as contributions from employer in the statement of changes in assets available for benefits.

11.	Reconciliation of Financial Statements to Form 5500

For purposes of Form 5500, interest-bearing cash equivalents which consist of money-market instruments, are classified as plan investments. The amount of interest-bearing cash equivalent classified as investment on the Form 5500 was $28,917 and $23,494 as of December 31, 2012 and 2011, respectively. In addition, non-interest bearing cash held by the Plan as of December 31, 2012 and 2011 amounted to $145,653 and $123,020, respectively.

12.	Prohibited Transactions – Participants’ Contributions Remittances

In accordance with the U.S. Department of Labor’s Rules and Regulations 2510.3-102, an employer is required to segregate participants’ contributions from its general assets as soon as practical when amounts are contributed by participants or withheld from their wages. During the year ended December 31, 2012, there were unintentional delays in the remittance of some participants’ contributions withheld. The Plan Sponsor will absorb any costs incurred by the Plan as a result of the untimely remittances of the participants’ contributions.

13.	Subsequent events

The Plan has evaluated subsequent events through the date the financial statements were issued. The Plan has determined that there are no events occurring in this period that required disclosure in or adjustment to the accompanying financial statements.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

	(b) Identity of issue, borrower	(c) Description of Investment including				(e) Current
(a)	lessor or similar party	maturity date, rate of interest, par value			(d) Cost	value
	Money Market and Interest Bearing Cash
*	Investcash Money Market Deposit Account	Money Market			**	$28,917

	Total Money Market and Interest Bearing Cash					28,917

	Common Stocks
*	First BanCorp.	Common Stock	145,909	shares	**	668,262

	Total Common Stocks					668,262

	Mutual Funds
	Ameristock Fund	Mutual Fund	50,521	shares	**	1,922,319
	Fidelity Spartan Extended Mkt. Index	Mutual Fund	23,543	shares	**	939,593
	FMI Focus	Mutual Fund	559	shares	**	17,331
	MainStay Large Cap Growth A Fund	Mutual Fund	8,370	shares	**	64,780
	Calamos Growth & Income Fund	Mutual Fund	29,385	shares	**	932,981
	Harbor Bond Institutional Class Fund	Mutual Fund	204,805	shares	**	2,555,965
	Harbor Bond Institutional International Class Fund	Mutual Fund	48,062	shares	**	2,985,617
	Royce Pennsylvania Mutual Fund	Mutual Fund	168,662	shares	**	1,939,608
*	Schwab Value Advantage Money Fund	Mutual Fund	6,011,319	shares	**	6,011,319
	Vanguard Wellington Income Fund	Mutual Fund	94,999	shares	**	3,214,762
	Vanguard S&P 500 Index	Mutual Fund	40,723	shares	**	4,419,304

	Total mutual funds					25,003,579

	Other Investments
*	Notes receivable from participants	Interest rates ranging from 5.25% to 10.25%, maturity dates of 01/4/13 to 12/28/2017			**	1,936,453

	Total Other Investments					1,936,453

	Total					$27,637,211

*	Party in-interest
**	Historical cost is not required for participant directed investment.

See accompanying report of Independent Registered Public Accounting Firm.

The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year Ended December 31, 2012

Year	Participant contributions transferred late to the plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending corrections in VFCP	Total fully corrected under VFCP and PTE 2001-51	Lost earnings
2012	$ 900,173	$ 900,173	$ —	$ —	$ —	$ 346

See accompanying report of Independent Registered Public Accounting Firm.

Signatures

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the Board of Trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST BANCORP.
(Name of Plan)

Date: 7/1/2013	By:	/s/ Pedro A. Romero
Authorized Representative

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